Issuer Free Writing Prospectus Dated July 24, 2006
Filed Pursuant To Rule 433
Registration Statement No. 333-135590
(Relating To Preliminary Prospectus Dated July 3, 2006)
WNS (Holdings) Limited
On July 20, 2006, WNS (Holdings) Limited filed Amendment No. 1 to its Registration Statement on Form F-1 to revise and update certain disclosures that had been provided in its preliminary prospectus dated July 3, 2006. Certain of the disclosures in the preliminary prospectus included in Amendment No. 1 to the Registration Statement that revised the disclosure in the preliminary prospectus dated July 3, 2006 are set forth below. References to “we,” “us,” “our” and the “company” are used in the manner described in the preliminary prospectus dated July 3, 2006.
Updates to information relating to AVIVA contracts
Subsequent to the issuance of our preliminary prospectus on July 3, 2006, we executed an agreement with AVIVA to postpone the start of its option exercise period with respect to our Pune facility from November 18, 2006 to December 30, 2007. This information was updated on pages 9 and 10 of our preliminary prospectus contained in our Amendment No. 1 filing.
Updates to outstanding share and option information
In our Amendment No. 1 filing, we updated certain information relating to our outstanding shares and options from as of June 20, 2006 to as of June 30, 2006, being a more recent practicable date.
As of June 20, 2006, we had 3,899,758 ordinary shares issuable upon exercise of outstanding options and 66,018 ordinary shares reserved for future issuance under our Stock Incentive Plan. As of June 30, 2006, we had 3,875,655 ordinary shares issuable upon exercise of outstanding options and 90,121 ordinary shares reserved for future issuance under our Stock Incentive Plan. This change of 24,103 ordinary shares arose from the forfeiture of options previously issued but unexercised and the crediting back of this amount into our pool of available ordinary shares reserved for future issuance under our Stock Incentive Plan.
In addition, since the issuance of our preliminary prospectus on July 3, 2006, the number of ordinary shares issuable upon exercise of options to be effective upon the completion of this offering and restricted share units to be issued effective upon the completion of this offering has decreased marginally, due to lesser amounts being granted to employees. The amounts to be issued to directors and officers have remained unchanged. The total amount of 3,000,000 ordinary shares reserved for future issuance under our 2006 Incentive Award Plan described in our preliminary prospectus now includes 522,000 (decreased from 600,000) ordinary shares issuable upon exercise of options to be effective upon the completion of this offering (of which 320,000 (unchanged) are to be issued to certain of our directors and executive officers and 202,000 (decreased from 280,000) are to be issued to other employees) and 261,000 (decreased from 300,000) restricted share units to be issued effective upon the completion of this offering (of which 160,000 (unchanged) are to be issued to certain of our directors and executive officers and 101,000 (decreased from 140,000) are to be issued to other employees).
See pages 6, 26, 28, 85, 93 and 119 of our preliminary prospectus included in the Amendment No. 1 filing.

Corrections in Management’s Discussion and Analysis
In our Amendment No. 1 filing, we corrected two computational errors in the disclosures under Management’s Discussion and Analysis of Financial Condition and Results of Operations. Under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Fiscal 2006 Compared to Fiscal 2005 — (Provision) Benefit for Income Taxes” on page 48 of our preliminary prospectus included in our Amendment No. 1 filing, the increase in taxes paid in the UK related to our auto claims business was revised to $0.9 million from $1.2 million as reported in our preliminary prospectus dated July 3, 2006 and the decrease in taxes relating to the rest of our business was revised to $0.4 million from $0.2 million as reported in our preliminary prospectus dated July 3, 2006. Under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Fiscal 2005 Compared to Fiscal 2004 — Revenue” on page 48 of our preliminary prospectus included in our Amendment No. 1 filing, the increase in revenue from existing clients was revised to $30.8 million from $34.1 million as reported in our preliminary prospectus dated July 3, 2006 and the increase in revenue from new clients was revised to $27.3 million from $24.0 million as reported in our preliminary prospectus dated July 3, 2006.
Amendments to Principal and Selling Shareholder Information
In our Amendment No. 1 filing, we updated and clarified certain information relating to our outstanding principal and selling shareholders. In particular, we set forth in greater detail the individual holdings of the three separate legal entities within the Warburg Pincus group which are the legal owners of the shares being sold in the offering, and disclosed the trust ownership structure for another of our selling shareholders, Theodore Agnew. We also included additional footnotes 4 and 5 to reflect recent transfers of shares and options to trusts controlled by Ramesh Shah and Neeraj Bhargava. See pages 90 to 93 of our preliminary prospectus included in our Amendment No. 1 filing.
Other minor amendments
In addition to the changes described above, we also updated the exchange rate information from June 30, 2006 to July 19, 2006 (see pages 29 and 30 of our preliminary prospectus included in our Amendment No. 1 filing). We also corrected a small number of minor typographical errors and made a small number of conforming changes.
A filed copy of our current registration statement is available at the following address:
http://www.sec.gov/Archives/edgar/data/1356570/000114554906001034/u92712bfv1za.htm.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov or through the address above. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling 1-866-718-1649 (for institutional investors) or 1-800-584-6837 (for retail investors).
Any disclaimers or other notices that may appear below or elsewhere within the email are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via an electronic mail system.

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